DT Asia Investments Limited

Room 1102, 11/F, Beautiful Group Tower

77 Connaught Road Central

Hong Kong

September 9, 2014

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Asia Investments Limited

Registration Statement on Form S-1

Filed July 1, 2014

File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comments to the above referenced Registration Statement which was originally filed with the Commission on July 1, 2014.

As discussed with the Staff via telephone on September 8, 2014, the Company is submitting this response and proposed changes to Amendment No. 2 to the Registration Statement prior to filing an additional pre-effective amendment to the Registration Statement in order to be both responsive to the Staff’s comments and to expedite the Staff’s review. Should the Staff have further questions or concerns, the Company would welcome the opportunity to engage in a conference call with the Staff to discuss these matters. Once the Staff is satisfied with the Company’s position on these matters, the Company will include the proposed changes in a pre-effective amendment to the Registration Statement or the final prospectus, as the case may be.

Pursuant to the comments given by the Staff, the Company (i) will revise page 111 of the Amendment No. 2 to the Registration Statement to add disclosure as set forth in Rider A hereof relating to the Rights included in the Units, (ii) hereby confirms that the ordinary shares underlying the rights will be issued in reliance upon the current Registration Statement (or a post-effective amendment thereto), a registration statement on Form S-4 if the Company will not be the surviving entity upon consummation of its initial business combination, or another available exemption from registration afforded by the Securities Act of 1933, as amended, and (iii) will revise page 5 of the Amendment No. 2 to the Registration Statement to add disclosure as set forth in Rider B hereof.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com or reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By:	/s/ Emily Tong
Chairwoman

Rider A

Rights

Each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of our initial business combination, even if the holder of such right redeemed all ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our Memorandum and Articles of Association with respect to our pre-business combination activities. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional ordinary shares upon consummation of an initial business combination as the consideration related thereto has been included in the unit purchase price paid for by investors in this offering. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary share will receive in the transaction on an as-converted into ordinary share basis. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of our initial business combination, we will direct registered holders of the rights to return their rights to our rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such right(s) the number of full ordinary shares to which he, she or it is entitled. We will notify registered holders of the rights to deliver their rights to the right agent promptly upon consummation of such business combination and have been informed by the right agent that the process of exchanging their rights for ordinary shares should take no more than a matter of days.

The foregoing exchange of rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the rights upon consummation of our initial business combination. Other than confirming that the rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the rights. Nevertheless~~Further~~, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless. Although a company incorporated in the British Virgin Islands may issue fractional shares, it is not our intention to issue any fractional shares.

In the event that any holder would otherwise be entitled to any fractional share upon exchange of his, her or its rights, we will reserve the option, to the fullest extent permitted by the Memorandum and Articles of Association, the Act and other applicable law, to deal with any such fractional entitlement at the relevant time as we see fit, which would include the rounding down of any entitlement to receive ordinary shares to the nearest whole share (and in effect extinguishing any fractional entitlement), or the holder being entitled to hold any remaining fractional entitlement (without any share being issued) and to aggregate the same with any future fractional entitlement to receive shares in the Company until the holder is entitled to receive a whole number. Any rounding down and extinguishment may be done with or without any in lieu cash payment or other compensation being made to the holder of the relevant rights, such that value received on exchange of the rights may be considered less than the value that the holder would otherwise expect to receive.

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Rider B

In addition, our sponsor (and/or its designees) and EarlyBirdCapital, Inc. (and/or its designees) have committed to purchase an aggregate of 320,000 private units at a price of $10.00 per unit ($3,200,000 in the aggregate) in a private placement that will occur simultaneously with the closing of this offering. Our sponsor (and/or its designees) and EarlyBirdCapital (and/or its designees) have also agreed that if the over-allotment option is exercised by the underwriters, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 33,750 private units) that is necessary to maintain in the trust account an amount equal to $10.05 per share of ordinary shares sold to the public in this offering. These additional private units will be purchased in a private placement that will occur simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The proceeds from the private placement of the private units will be added to the proceeds of this offering and placed in a trust account in the United States at JPMorgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, as trustee. If we do not complete our initial business combination within 18 months from the closing of this offering (or up to 24 if extended), the proceeds from the sale of the private units will be included in the liquidating distribution to the holders of our public shares. The foregoing purchases will only be made by our sponsors and EarlyBirdCapital, Inc. (and/or their designees) if they are able to do so in accordance with Regulation M and Sections 9(a)(2) and 10(b) and Rule 10b-5 of the Exchange Act. All of the proceeds we receive from these purchases will be placed in the trust account described below.

The private units are identical to the units sold in this offering except the private warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees. However, the holders have agreed (A) to vote their private shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to Memorandum and Articles of Association with respect to our pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any private shares into the right to receive cash from the trust account in connection with a shareholder vote to approve our proposed initial business combination or a vote to amend the provisions of our Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the private shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. Additionally, the holders have agreed not to transfer, assign or sell any of the private units or underlying securities (except to the same permitted transferees as the founder shares and provided the transferees agree to the same terms and restrictions as the permitted transferees of the founder shares must agree to, each as described above) until 30 days after the completion of our initial business combination.

We have also agreed to sell to EarlyBirdCapital (and/or its designees), for $100, an option to purchase up to a total of 600,000 units exercisable at $11.75 per unit (or an aggregate exercise price of $7,050,000) upon the closing of this offering. Since the option is not exercisable until the earliest on the closing of our initial business combination and the rights will automatically entitle the holders to receive one-tenth of a share at that time, the option will effectively represent the right to purchase up to 660,000 ordinary shares (which includes the 60,000 ordinary shares which will be issued for the rights included in the units) and 600,000 warrants to purchase 300,000 shares at $12.00 per full share for an aggregate maximum amount of $7,050,000.

Our executive offices are located at Room 1102, 11/F., Beautiful Group Tower, 77 Connaught Road Central, Hong Kong, and our telephone number is (852) 2110-0081.

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